Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

On the Move Experience, LLC is a Texas limited liability company and a wholly owned subsidiary of On the Move Systems Corp.

OMV Transports, LLC is a Texas limited liability company and a wholly owned subsidiary of On the Move Systems Corp.